SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September  2004

CE FRANKLIN LTD.

(Translation of Registrant’s Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  September 7, 2004

CE FRANKLIN LTD.

By: “signed”

Name: Denise Jones

Title:    Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. Provides  Transaction Update

Calgary, Alberta, September 7, 2004 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) today announced updated timing and revised transaction terms for the purchase of Wilson International, Inc. (“Wilson”), the distribution operations of Smith International, Inc. (“Smith”).  Since the date of original announcement, CE Franklin has been working with Smith to enhance the value of the transaction to all CE Franklin shareholders. Both management teams believe that the combination of the two separate businesses will create a North American leader that will provide value creation opportunities for all CE Franklin shareholders.

The parties have agreed to increase the price used to calculate the number of CE Franklin shares issued to the 15 day weighted average share price of CE Franklin on August 26, 2004 which was approximately $4.1069.  Additionally, the parties have agreed to modify the transaction terms to provide that certain consideration which previously would have been received by Smith in the form of CE Franklin shares at closing, will now be realized by Smith on a post-closing basis as specific assets are liquidated.

Under the terms of the revised transaction, CE Franklin will issue approximately 54 million common shares to Smith in exchange for the shares of Wilson.   Subsequent to the transaction, Smith’s ownership interest is expected to increase from the current 55 percent to approximately 89 percent of the outstanding shares of CE Franklin.   Smith’s intention is to reduce its percentage ownership interest back to the level currently held; however, the timing of such would be dependent on market conditions and other factors.

The proposed transaction is subject to the negotiation of a definitive agreement, final board of director approval, applicable regulatory approvals and the consent of a majority of CE Franklin minority shareholders.  CE Franklin expects to hold a special shareholders meeting on or around October 28, 2004 and, if approved, the transaction is expected to close shortly thereafter.

About CE Franklin

CE Franklin distributes products and related services to the Canadian oil and gas industry, including projects involving drilling and completions, production and maintenance and capital construction. In addition, we are an important provider of materials to other resource-based industries. We serve our customers through our network of 37 branches across Canada – from British Columbia to Ontario – as well as internationally.

Our employees are committed to delivering on the promises we have made to our customers, partners, vendors, communities and shareholders. We promise to listen, to improve, to work in partnership, to improve economics, to generate new ideas and to create and build value.

Certain comments contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to the safe harbor created by that Act. These "forward-looking" statements have been identified by using words such as "would", "expected", "believe" and similar phrases and include all statements relating to the completion of the acquisition of the common stock of Wilson and the characteristics and prospects of the combined entity, particularly the value expected to be created by the integration of the business of CE Franklin and Wilson and the positioning of the combined company going forward. Smith's statement to CE Franklin of their current intention to reduce their ownership back to the 55% level is also a forward-looking statement. The forward-looking statements are based upon CE Franklin and as indicated above although these statements are based upon what management considers reasonable assumptions, there can be no assurance that the acquisition transaction will ultimately be consummated or that the expected results will be achieved. CE Franklin Ltd. assumes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. For a discussion of other risk factors which could impact CE Franklin Ltd., please review CE Franklin' s Annual Report on Form 20-F for the year ended December 31, 2003 as filed with the Securities and Exchange Commission.

For Further Information Contact:

Sam Secreti

Chief Financial Officer

403-531-5603

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